1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 17, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/04/10:	Modification of Chunghwa Telecom’s conference call for the first quarter 2023 results

99.02	Announcement on 2023/04/11:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use assets from the Company
99.03	Announcement on 2023/04/17:	To announce the differences between consolidated financial statements for the year of 2022 under Taiwan-IFRSs and that under IFRSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Modification of Chunghwa Telecom’s conference call for the first quarter 2023 results

Date of events: 2023/05/09

Content:

1.
Date of institutional investor conference: 2023/05/09
2.
Time of institutional investor conference: 16:00
3.
Location of institutional investor conference: Teleconference
4.
Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on May 9, 2023 Taipei time for the brief information and presentation of the investor conference.

5.
Any other matters that need to be specified:

Teleconference will be held during 16:00-17:00 Taipei time.

EXHIBIT 99.02

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Date of events: 2023/04/11

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

2F&6F, telecom building, No. 1*, Qixian 1st Rd., Xinxing Dist., Kaohsiung City, Taiwan

2.
Date of occurrence of the event: 2023/04/11
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 159.99 pings

Unit price: average NT$830 per ping per month

Total transaction amount: NT$7,967,700

Right-of-use assets: NT$7,261,645

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: five years

Restrictive covenants in the contract and other important terms and conditions: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2023/04/28
25.
Date of ratification by supervisors or approval by the audit committee: 2023/04/28
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2023/04/28).

EXHIBIT 99.03

To announce the differences between consolidated financial statements for the year of 2022 under Taiwan-IFRSs and that under IFRSs

Date of events: 2023/04/17

Content:

1.
Date of occurrence of the event: 2023/4/17
2.
Of which year/ quarter financial report required to be adjusted: The year of 2022
3.
Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.
Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$38,000,039 thousand, consolidated net income attributable to stockholders of the parent of NT$36,477,157 thousand, and basic earnings per share of NT$4.70 for the year ended December 31, 2022, respectively. The Company also reported total consolidated assets of NT$523,203,488 thousand, total consolidated liabilities of NT$129,425,060 thousand, and total consolidated equity of NT$393,778,428 thousand as of December 31, 2022.

5.
Accounting principles applied (securities issued overseas):

International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”)

6.
Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$37,869 million, consolidated net income attributable to stockholders of the parent of NT$36,358 million, and basic earnings per share of NT$4.69 for the year ended December 31, 2022, respectively. The Company also reported total consolidated assets of NT$522,996 million, total consolidated liabilities of NT$131,467 million, and total consolidated equity of NT$391,529 million as of December 31, 2022.

7.
Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.
Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.